UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Second Quarter 2018 Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

ACTech

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquired business has increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the second quarter of 2018, resulting in increases to our revenues, operating expenses and net result, among other items.

Second Quarter 2018 Results

Total revenue for the second quarter of 2018 increased 34.1% (1.5% excluding ACTech) to 45,076 kEUR (34,113 kEUR excluding ACTech) compared to 33,612 kEUR for the second quarter of 2017. Total deferred revenue from annual software sales and maintenance contracts amounted to 21,142 kEUR at the end of the second quarter of 2018 compared to 18,723 kEUR at year end 2017.

Revenue from our Materialise Software segment increased 9.9% to 9,131 kEUR for the second quarter of 2018 from 8,305 kEUR for the same quarter last year.

Revenue from our Materialise Medical segment increased 16.5% to 12,400 kEUR for the second quarter of 2018 compared to 10,646 kEUR for the same period in 2017. Compared to the same quarter in 2017, revenue from our medical software decreased 5.2%. Including deferred revenues from software and maintenance fees, medical software sales increased 8.9%. Revenue from medical devices and services grew 28.8%.

Revenue from our Materialise Manufacturing segment increased 61.8% to 23,387 kEUR for the second quarter of 2018 from 14,455 kEUR for the second quarter of 2017. ACTech contributed revenue of 10,958 kEUR. Excluding ACTech, revenue decreased 14.0% to 12,429 kEUR.

Gross profit was 24,788 kEUR, or 55.0% of total revenue, for the second quarter of 2018. Excluding ACTech, gross profit was 21,189 kEUR, or 62.1% of total revenue, compared to 19,388 kEUR, or 57.7% of total revenue, for the second quarter of 2017.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 22.9% to 25,700 kEUR for the second quarter of 2018 from 20,911 kEUR for the second quarter of 2017. Excluding ACTech, operating expenses increased, in the aggregate, 10.5% to 23,096 kEUR. Excluding ACTech, R&D expenses increased from 5,131 kEUR to 5,830 kEUR while S&M expenses increased from 10,009 kEUR to 11,038 kEUR and G&A expenses increased from 5,771 kEUR to 6,228 kEUR.

Net other operating income increased by 613 kEUR to 1,841 kEUR compared to 1,228 kEUR for the second quarter of 2017. Excluding ACTech, net other operating income increased by 557 kEUR. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects, currency exchange results on purchase and sales transactions, and the depreciation of intangible assets from business combinations.

Operating result increased to 929 kEUR from (295) kEUR for the same period prior year, primarily as a result of the contribution by ACTech. Excluding ACTech, operating result amounted to (122) kEUR.

Net financial result was (376) kEUR compared to (427) kEUR for the prior-year period. The financial result included (414) kEUR net financial expenses related to ACTech. The share in loss of joint venture increased to (141) kEUR from (42) kEUR for the same period last year.

The second quarter of 2018 contained income tax expense of 43 kEUR, of which 206 kEUR was related to ACTech, compared to 191 kEUR in the second quarter of 2017.

As a result of the above, net profit for the second quarter of 2018 was 369 kEUR or ((62) kEUR excluding ACTech), compared to net loss of (955) KEUR for the same period in 2017. Total comprehensive profit for the second quarter of 2018, which includes exchange differences on translation of foreign operations, was 422 kEUR compared to a loss of (1,403) kEUR for the same period in 2017.

Adjusted EBITDA (a non-IFRS financial measure defined below) increased to 5,216 kEUR from 2,732 kEUR primarily as a result of the contribution by ACTech. Excluding ACTech, Adjusted EBITDA increased to 3,245 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the second quarter of 2018 was 11.6% (9.5% excluding ACTech) compared to 8.1% in the second quarter of 2017.

Our Materialise Software segment EBITDA amounted to 2,859 kEUR compared to 2,952 kEUR in the prior-year period, while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) was 31.3% compared to 35.5% in the prior-year period.

Our Materialise Medical segment EBITDA was 2,124 kEUR compared to 758 kEUR while the segment EBITDA margin increased to 17.1% from 7.1% in the second quarter of 2017.

Our Materialise Manufacturing segment EBITDA increased to 2,264 kEUR from 1,241 kEUR while the segment EBITDA margin increased to 9.7% from 8.6% for the same quarter in 2017. ACTech contributed segment EBITDA of 1,971 kEUR, with a segment EBITDA margin of 18.0%. Excluding ACTech, segment EBITDA decreased to 293 kEUR.

As at June 30, 2018, we had cash and equivalents of 48,719 kEUR compared to 43,175 kEUR as at December 31, 2017. Cash flow from operating activities over the first six months of 2018 was 11,031 kEUR compared to 5,188 kEUR in the same period in 2017. Net shareholders’ equity as at June 30, 2018 was 77,053 kEUR compared to 77,515 kEUR as at December 31, 2017.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1658, the reference rate of the European Central Bank on June 30, 2018.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Consolidated income statement (Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
(in 000, except per share amounts)	2018	2018	2017	2018	2017
	U.S.$	€	€	€	€
Revenue	52,550	45,076	33,612	88,975	65,533
Cost of sales	(23,652)	(20,288)	(14,224)	(40,232)	(27,668)
Gross profit	28,898	24,788	19,388	48,743	37,865
Gross profit as % of revenue	55.0%	55.0%	57.7%	54.8%	57.8%

Research and development expenses	(6,798)	(5,831)	(5,131)	(11,446)	(9,723)
Sales and marketing expenses	(13,805)	(11,842)	(10,009)	(22,441)	(19,617)
General and administrative expenses	(9,358)	(8,027)	(5,771)	(15,187)	(11,150)
Net other operating income (expenses)	2,146	1,841	1,228	2,390	2,246
Operating (loss) profit	1,083	929	(295)	2,059	(379)

Financial expenses	(1,127)	(967)	(1,317)	(2,517)	(2,236)
Financial income	689	591	890	1,431	1,667
Share in loss of joint venture	(164)	(141)	(42)	(244)	(431)
(Loss) profit before taxes	481	412	(764)	729	(1,379)

Income taxes	(50)	(43)	(191)	(543)	(392)
Net (loss) profit for the period	431	369	(955)	186	(1,771)
Net (loss) profit attributable to:
The owners of the parent	431	369	(955)	186	(1,771)
Non-controlling interest	—	—	—	—	—

Earnings per share attributable to owners of the parent
Basic	0.01	0.01	(0.02)	0.00	(0.04)
Diluted	0.01	0.01	(0.02)	0.00	(0.04)

Weighted average basic shares outstanding	47,428	47,428	47,325	47,378	47,325
Weighted average diluted shares outstanding	48,131	48,131	47,325	48,106	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended June 30,			For the six months ended June 30,
(in 000)	2018	2018	2017	2018	2017
	U.S.$	€	€	€	€
Net profit (loss) for the period	431	369	(955)	186	(1,771)
Other comprehensive income
Exchange difference on translation of foreign operations	62	53	(448)	(42)	(326)
Other comprehensive income (loss), net of taxes	62	53	(448)	(42)	(326)
Total comprehensive income (loss) for the year, net of taxes	493	422	(1,403)	144	(2,097)
Total comprehensive income (loss) attributable to:
The owners of the parent	493	422	(1,403)	144	(2,097)
Non-controlling interest	—	—	—	—	—

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
(in 000)	2018	2017
	€	€
Assets
Non-current assets
Goodwill	18,416	18,447
Intangible assets	27,058	28,646
Property, plant & equipment	89,011	86,881
Investments in joint ventures	—	31
Deferred tax assets	288	304
Other non-current assets	4,062	3,667
Total non-current assets	138,835	137,976
Current assets
Inventories	10,794	11,594
Trade receivables	38,408	35,582
Other current assets	10,213	9,212
Cash and cash equivalents	48,719	43,175
Total current assets	108,134	99,563
Total assets	246,969	237,539

	As of June 30,	As of December 31,
(in 000)	2018	2017
	€	€
Equity and liabilities
Equity
Share capital	2,735	2,729
Share premium	80,396	79,839
Consolidated reserves	(4,233)	(3,250)
Other comprehensive income	(1,845)	(1,803)
Equity attributable to the owners of the parent	77,053	77,515
Non-controlling interest	—	—
Total equity	77,053	77,515

Non-current liabilities
Loans & borrowings	85,700	81,788
Deferred tax liabilities	6,603	7,006
Deferred income	6,892	5,040
Other non-current liabilities	1,692	1,904
Total non-current liabilities	100,887	95,738

Current liabilities
Loans & borrowings	12,519	12,769
Trade payables	16,437	15,670
Tax payables	3,288	3,560
Deferred income	22,309	18,791
Other current liabilities	14,476	13,496

Total current liabilities	69,029	64,286
Total equity and liabilities	246,969	237,539

Consolidated statement of cash flows (Unaudited)

	For the six months ended June 30,
(in 000)	2018	2017
	€	€
Operating activities
Net (loss) profit for the period	186	(1,771)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	5,517	3,954
Amortization of intangible assets	2,498	1,269
Share-based payment expense	366	700
Loss (gain) on disposal of property, plant & equipment	(90)	28
Movement in provisions	—	14
Movement reserve for bad debt	68	139
Financial income	(58)	(318)
Financial expense	1,032	585
Impact of foreign currencies	111	302
Share in loss of a joint venture (equity method)	244	431
Income taxes and deferred taxes	543	392
Other	(92)	(58)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(4,147)	(3,580)
Decrease (increase) in inventories	774	(509)
Increase in trade payables and other payables	5,634	4,207
Income tax paid	(1,555)	(597)
Net cash flow from operating activities	11,031	5,188

	For the six months ended June 30,
(in 000)	2018	2017
	€	€
Investing activities
Purchase of property, plant & equipment	(8,588)	(15,770)
Purchase of intangible assets	(583)	(1,027)
Proceeds from the sale of property, plant & equipment (net)	486	104
Available for sale investments	(50)	—
Investments in joint-ventures	—	(500)
Interest received	(2)	241
Net cash flow used in investing activities	(8,737)	(16,952)

Financing activities
Proceeds from loans & borrowings	18,770	14,203
Repayment of loans & borrowings	(14,074)	(1,634)
Repayment of finance leases	(1,366)	(1,405)
Direct attributable expense capital increase	207	—
Interest paid	(814)	(302)
Other financial income (expense)	(130)	(154)
Net cash flow from (used in) financing activities	2,593	10,708

Net increase of cash & cash equivalents	4,887	(1,056)
Cash & cash equivalents at beginning of the year	43,175	55,912
Exchange rate differences on cash & cash equivalents	657	(1,024)
Cash & cash equivalents at end of the year	48,719	53,832

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
(in 000)	2018	2017	2018	2017
	€	€	€	€
Net profit (loss) for the period	369	(955)	186	(1,771)
Income taxes	43	191	543	392
Financial expenses	967	1,317	2,517	2,236
Financial income	(591)	(890)	(1,431)	(1,667)
Share in loss of joint venture	141	42	244	431
Depreciation and amortization	4,010	2,656	8,015	5,224

EBITDA	4,939	2,361	10,074	4,845
Non-cash stock-based compensation expense (1)	277	371	366	700
Acquisition-related expenses of business combinations (2)	—	—	—	—

ADJUSTED EBITDA	5,216	2,732	10,440	5,545
(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees
(2)	During the periods presented, we did not incur any fees or costs in connection with acquisitions.

Segment P&L (Unaudited)

(in 000)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated(1)	Consoli- dated
	€	€	€	€	€	€
For the six months ended June 30, 2018
Revenues	17,457	24,346	47,019	88,822	153	88,975
Segment EBITDA	5,183	4,184	5,397	14,764	(4,690)	10,074

Segment EBITDA %	29.7%	17.2%	11.5%	16.6%		11.3%

For the six months ended June 30, 2017
Revenues	16,880	20,578	27,862	65,320	213	65,533
Segment EBITDA	5,945	1,072	2,563	9,580	(4,735)	4,845

Segment EBITDA %	35.2%	5.2%	9.2%	14.7%		7.4%

(in 000)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated(1)	Consoli- dated
	€	€	€	€	€	€
For the three months ended June 30, 2018
Revenues	9,131	12,400	23,387	44,918	158	45,076
Segment EBITDA	2,859	2,124	2,264	7,247	(2,308)	4,939

Segment EBITDA %	31.3%	17.1%	9.7%	16.1%		11.0%

For the three months ended June 30, 2017
Revenues	8,305	10,646	14,455	33,406	206	33,612
Segment EBITDA	2,952	758	1,241	4,951	(2,590)	2,361

Segment EBITDA %	35.5%	7.1%	8.6%	14.8%		7.0%
(1)

Unallocated Revenues consist of occasional one-off sales by our core competencies not allocated to any of our segments. Unallocated Segment EBITDA consists of corporate research and development, corporate headquarter costs and net other operating income (expense).

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
(in 000)	2018	2017	2018	2017
	€	€	€	€
Net profit (loss) for the period	369	(955)	186	(1,771)
Income taxes	43	191	543	392
Financial expenses	967	1,317	2,517	2,236
Financial income	(591)	(890)	(1,431)	(1,667)
Share in loss of joint venture	141	42	244	431

Operating profit	929	(295)	2,059	(379)
Depreciation and amortization	4,010	2,656	8,015	5,224
Corporate research and development	496	516	986	1,025
Corporate headquarter costs	2,813	2,464	5,077	4,537
Net other operating income (expense)	(1,001)	(390)	(1,373)	(827)

Segment EBITDA	7,247	4,951	14,764	9,580

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: August 9, 2018